As filed with the Securities and Exchange Commission on May 20, 2003

Registration 333-73472

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
ON
FORM S-2
TO FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VSOURCE, INC. (Exact name of registrant as specified in charter)
Delaware (State or other jurisdiction of incorporation or organization)	77-0557617 (I.R.S. Employer Identification No.)

16875 West Bernardo Drive, Suite 250,
San Diego, California 92127
(858) 618-5884

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dennis M. Smith
Chief Financial Officer
Vsource, Inc.
16875 West Bernardo Drive, Suite 250,
San Diego, California 92127
(858) 618-5884
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Dave M. Muchnikoff, P.C.
Michael S. Sadow, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
(202) 295-4500

             Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and from time to time thereafter.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

            The registrant hereby amends this registration statement amendment on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement amendment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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SUBJECT TO COMPLETION, DATED May 20, 2003

PROSPECTUS

VSOURCE, INC.

Up to 966,410 Shares Common Stock, $0.01 Par Value

See a Discussion of "Risk Factors" Associated with this Offering on Page 3.

         Up to 966,410 shares of common stock, with $0.01 par value, of Vsource, Inc., a Delaware corporation, are being offered for resale by certain of our security holders. The shares being registered are issuable upon the conversion of Series 2-A convertible preferred stock or upon the exercise of warrants to purchase common stock. On October 21, 2002, our Board of Directors approved a 20-to-1 reverse stock split of all our issued and outstanding common stock. The reverse stock split, which had been approved previously by our shareholders, became effective on November 20, 2002 and all share amounts referenced in this prospectus have been adjusted to reflect the reverse stock split.

         The selling shareholders may sell the common stock from time to time on the principal market on which the stock is traded or in privately negotiated transactions. The selling shareholders will receive all the amounts received by them upon any sale of the common stock, less any brokerage commission or other expenses incurred by them. We will not receive any of the proceeds from the sale of the shares offered hereunder by the selling shareholders. We will receive up to an aggregate of $4,140,735 if all the warrants are exercised. We have agreed to pay the costs of registering the shares under this prospectus, including legal fees.

         Our common stock is traded on the OTC Bulletin Board under the symbol "VSCE." The last reported trade on May 14, 2003 on the OTC Bulletin Board was for $1.15 per share.

___________________________

         Investing in our common stock involves a high degree of risk. See a discussion of "Risk Factors" associated with this offering on page 3.

___________________________

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2003

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TABLE OF CONTENTS

Page

Forward-Looking Statements	1
Summary Information	1
Risk Factors	3
Selected and Summary Consolidated Financial Data	13
Price Range of Our Common Stock	13
Description of Transactions Underlying Securities Being Registered	14
Use of Proceeds	14
Selling Shareholders	15
Plan of Distribution	19
Description of Capital Stock	20
Incorporation of Certain Information By Reference	21
Where You Can Find More Information	22

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FORWARD-LOOKING STATEMENTS

         This prospectus may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, introduction of services and growth opportunities expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Vsource disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

         Factors that could cause or contribute to actual results differing from those projected include, but are not limited to, the following:

  reliance on one client;
  inability to raise sufficient funds to meet our operating requirements;
  our limited experience in the business process outsourcing business;
  the new and unproven market for business process outsourcing services in the Asia-Pacific region;
  long cycles for sales of our solutions;
  complexities involved in implementing and integrating our services;
  fluctuations in revenues and operating results;
  economic and infrastructure disruptions;
  dependence on a small number of vendors and service providers;
  management of acquisitions;
  inability to repay the debt that we have incurred;
  litigation; and
  competition.
Other factors that may affect these statements are identified in our previous filings with the Securities and Exchange Commission.

SUMMARY INFORMATION

General

         This prospectus relates to 966,410 shares of common stock, $0.01 par value, of Vsource, Inc. offered for resale by certain of our selling shareholders. Throughout this prospectus, we refer to Vsource, Inc. as Vsource, we, our, ours, and us.

         We are a provider of business process outsourcing services to companies that operate across multiple markets in the Asia-Pacific region. We help our clients minimize the costs and complexities of doing business in Asia-Pacific across the multiplicity of cultural and regulatory factors that exist in these markets. All revenues generated since completion of our acquisition of NetCel360 Holdings Limited have been derived from lines of business developed after the acquisition, such as distribution services and warranty support services, or from lines of business developed by NetCel360, such as payroll and claims processing. We have been conducting these business operations for approximately one and one-half years.

         Business process outsourcing is the process by which a company pays a third party to perform its non-core business and administrative functions. This allows a company to focus its personnel and resources on its primary business operations. Companies can hire us to perform services such as payroll and claims processing, customer relationship management, supply chain management and warranty support services, and distribution services that support the sale and delivery of a company's products and services.

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         On June 22, 2001, we acquired substantially all of the assets of NetCel360, a provider of business process outsourcing services based in Asia. We subsequently elected to stop the marketing and development of The LiquidMarketplace(TM) line of software applications and focus on developing business process outsourcing services, which was already generating revenue and which seemed to have more immediate market acceptance.

         The consideration for the acquisition of NetCel360 was 185,489 shares of our common stock, representing approximately 19.8% of our total common stock outstanding at the time of the acquisition. We also assumed approximately $3.7 million of debt owed by NetCel360.

         We had shareholders' equity of approximately $5.4 million as of January 31, 2003 that has been funded primarily through issuances of debt and equity securities. We have sustained operating losses since inception. We have never been profitable, and we may not be able to become profitable or sustain profitability. As of January 31, 2003, we had cash totaling $11.2 million, up $6.4 million from $4.8 million at January 31, 2002, mainly reflecting net cash from operations totaling approximately $0.4 million, net cash used in investing activities of $0.7 million and net cash of $6.7 million received after expenses, from the private placement and repayment of debt and preferred stock, described below under "Recent Developments." In the year ended January 31, 2002, we used net cash of $5.8 million in operating activities and $0.8 million in investing activities and obtained net cash from financing activities of $5.9 million, giving rise to a decrease in cash of $0.6 million. While we had positive cash flows for the year ended January 31, 2003, there is no assurance that this will continue.

         We are a Delaware corporation and our principal offices are located at 16875 West Bernardo Drive, Suite 250 in San Diego, California 92127. Our telephone number is (858) 618-5884. We maintain a Web site at www.vsource.com. Information contained on our Web site is for informational purposes only and is not part of or incorporated by reference into this prospectus.

The Offering

Securities Offered by Selling Shareholders	966,410 (1)
Common stock to be outstanding after the offering	19,875,067 (1)
OTC Bulletin Board symbol	VSCE

________________________
(1)	Includes common stock that may be issued as a result of the conversion of our outstanding preferred securities. Excludes common stock issuable upon the exercise of outstanding stock options and warrants.

Recent Developments

         The Private Placement and Exchange Offers. On October 25, 2002, pursuant to a purchase agreement we entered into with Capital International Asia CDPQ, Inc., referred to herein as CDPQ, and Quilvest Asian Equity Ltd., referred to herein as Quilvest, we issued and sold 3,750 shares of our newly created class of Series 4-A convertible preferred stock, referred to herein as the Series 4-A Preferred, and warrants to acquire 1,250,000 shares of common stock, in exchange for an aggregate purchase price of $7.5 million (referred to in this prospectus as the "private placement"). Each share of Series 4-A Preferred is convertible into 1,000 shares of our common stock.

         We may require CDPQ and Quilvest to purchase, in the aggregate, an additional 1,250 shares of Series 4-A Preferred and warrants to purchase 416,666 shares of common stock at an exercise price of $0.01 per share, for an aggregate purchase price of $2.5 million upon our achievement of certain milestones set forth in the purchase agreement. A comprehensive description of the private placement may be found in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 28, 2002.

         In connection with and as a condition to the private placement, certain holders of our preferred securities (including notes, in the principal amount of approximately $7.4 million that were scheduled to mature on June 30, 2003, exchangeable into preferred securities) and warrants were required to contemporaneously exchange all of their preferred securities and warrants for shares of our Series 4-A Preferred. This exchange offer closed

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contemporaneously with the private placement and resulted in the issuance of 13,223 shares of our Series 4-A Preferred.

         In connection with the private placement, we became obligated to, and subsequently commenced, a similar exchange offer to all remaining holders of our preferred securities (including notes exchangeable into preferred securities) and warrants. This subsequent exchange offer commenced on November 21, 2002 and concluded on January 6, 2003, resulting in the issuance of 469 shares of Series 4-A Preferred. As a result of the initial sale of the Series 4-A Preferred and the aforementioned exchange offers and the subsequent conversion of 78 shares of Series 4-A Preferred into common stock, as of March 31, 2003, there were 17,364 shares of our Series 4-A Preferred and additional warrants to purchase 1,250,000 shares of our common stock issued and outstanding. If the shares of our Series 4-A Preferred and warrants were fully converted and exercised, an additional 18,614,000 shares of our common stock would be outstanding.

         Furthermore, if we complete the additional sale of 1,250 shares of our Series 4-A Preferred and warrants to purchase 416,666 shares of common stock to CDPQ and Quilvest as described above, these shares and warrants, if fully converted and exercised, would result in an additional 1,666,666 shares of our common stock outstanding.

         The common stock underlying or already issued upon conversion of the Series 4-A Preferred issued in the private placement or as a result of the exchange offer, including the subsequent exchange offer, are included in the common stock being registered under another prospectus on behalf of the Series 4-A Preferred selling shareholders.

         The common stock, however, underlying any future sale of Series 4-A Preferred has not been registered.

         The Stock Split. In connection with the private placement and pursuant to the shareholder approval which was given at our last annual meeting of shareholders on August 16, 2002, our Board of Directors approved on October 21, 2002 a 20-to-1 reverse stock split of all of our issued and outstanding common stock, par value $0.01 per share, which became effective on November 20, 2002. The reverse stock split did not cause a reduction in the authorized number of shares of common stock available under our certificate of incorporation. The information in this prospectus has been adjusted to reflect the effects of the stock split.

RISK FACTORS

To date, we have realized revenues that are significantly less than our expenses, have had losses since inception and there can be no assurance that we will achieve profitability.

         We had shareholders' equity of approximately $5.4 million as of January 31, 2003 that has been funded primarily through issuances of debt and equity securities. We have sustained operating losses since inception. We have never been profitable, and we may not be able to become profitable or sustain profitability. As of January 31, 2003, we had cash totaling $11.2 million, up $6.4 million from $4.8 million at January 31, 2002, mainly reflecting net cash from operations totaling approximately $0.4 million, net cash used in investing activities of $0.7 million and net cash of $6.7 million received after expenses, purchaser holdings from the private placement and repayment of debt and preferred stock. In the year ended January 31, 2002, we used net cash of $5.8 million in operating activities and $0.8 million in investing activities and obtained net cash from financing activities of $5.9 million, giving rise to a decrease in cash of $0.6 million. While we had positive cash flows for the year ended January 31, 2003, there is no assurance that this will continue.

We are heavily reliant on one customer, and the revenues from this customer are expected to decline significantly.

         We are heavily reliant on one customer, Gateway Japan Inc. which generated approximately 81% and 67% of our total revenues in the years ended January 31, 2003 and 2002, respectively. We have a three year contract with Gateway to provide support services, beginning on November 1, 2001, for Gateway's warranty obligations to its installed base of end users. Revenues from this customer are set to decline significantly over the remaining term of the contract, as the installed base of end users who will be covered by Gateway's warranties declines over time. This decline could have a material impact on our revenues and operating results, even if we are successful in reducing costs in line with the decrease in the corresponding revenues. In addition, Gateway has the right on each anniversary

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of the contract, with our agreement, to revise the minimum volumes of transactions specified in the contract, although it cannot revise our fees per transaction performed unless actual transaction volumes exceed 110% of the minimum volumes specified in the contract. If the actual transaction volumes exceed 110%, then we must negotiate in good faith with Gateway to adjust fees per transaction, hours of operation and performance standards for the following year. Since actual transaction volumes did not exceed 110% of the specified minimum volumes, no changes were required following the first anniversary of the contract. Although Gateway cannot terminate the agreement for convenience during its initial term, Gateway could terminate the agreement for, among other things, material breach, failure to meet specified service levels or if we are unable to reasonably agree on revisions to minimum volumes of transactions for subsequent years of the contract.

We may be required to redeem our Series 4-A Preferred and may not have sufficient funds to pay the redemption price by March 2006.

         If we do not meet one or more certain conditions by March 31, 2006, then each holder of our Series 4-A Preferred shall have the right, at any time after March 31, 2006 and on or before September 30, 2006, to require us to purchase all but not less than all of the Series 4-A Preferred held by such holder at a price per share equal to the original issue price, which is currently $2,000, plus an amount equal to 50% of that per share price. As a result of the initial sale of Series 4-A Preferred and the exchange offer concluded on January 6, 2003 and certain conversions to common stock since then, there are 17,364 shares of our Series 4-A Preferred outstanding, which if redeemed on or after March 31, 2006 would require us to pay $52.1 million based on the current original issue price of the Series 4-A Preferred. Furthermore, if we complete an additional sale of our Series 4-A Preferred to CDPQ and Quilvest, there would be an additional 1,250 shares of our Series 4-A Preferred outstanding, which would have a redemption value of $3.8 million. In order for the Series 4-A Preferred not to be redeemable, we must satisfy one or more of the following conditions by March 31, 2006:

  the common stock issuable upon conversion of the Series 4-A Preferred held by CDPQ and Quilvest, must be distributable or resalable without restriction to members of the general public pursuant to an effective registration statement in the U.S. or similar procedure in any non-U.S. jurisdiction, following, or in conjunction with, the completion of a firm commitment public offering, underwritten by an internationally reputable investment bank selected by our Board of Directors, of our common stock on an internationally recognized exchange or quotation system, resulting in aggregate net proceeds (after deductions of underwriters' commissions and offering expenses) to us exceeding US$20,000,000 and at a per share offering price that would yield an internal rate of return of at least 30% to CDPQ, referred to herein as a Qualifying Offering;

  CDPQ and Quilvest must be able to publicly sell all of the common stock issuable upon conversion of their Series 4-A Preferred pursuant to an effective registration statement covering such shares or in any three month period pursuant to Rule 144 under the Securities Act of 1933, provided that a Qualifying Offering has occurred;

  the sale of more than 50% of our common stock on a fully diluted basis for a purchase price per share at least equal to the price that would yield an internal rate of return of 30% to CDPQ, referred to herein as a Qualifying Sale, must have been completed; or

  the sale of all or substantially all of our assets for consideration that results in distributions per share to CDPQ of proceeds from such sale equivalent to the consideration that would be received in a Qualifying Sale must have been completed.

There is no assurance that we will be able to satisfy any of these conditions on or before March 31, 2006, or that if we are unable to satisfy these conditions, that we will have sufficient funds to pay the redemption amounts.

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The market for business process outsourcing services in the Asia-Pacific region, particularly on a regional basis, is new and unproven.

         We cannot be certain that there will be a sustainable market for our services. If companies operating in the Asia Pacific region are not willing to outsource the services that we provide, on a large scale or at all, then we will not be able to generate adequate revenues or achieve necessary economies of scale. This could have a material and adverse effect on our business, financial condition and results of operations.

We have limited experience in our business.

         Our current business operations consist solely of operations developed in the second half of 2001 or acquired in June of 2001 from NetCel360. Our limited experience in this business could negatively impact our ability to succeed.

Long sale cycles for our services could cause delays in revenue growth.

         Because we target large contracts and large multinational companies as our principal customers, our sales cycles for our services often take many months to complete and may vary from contract to contract. As stated in "Risks Related to Economic and Infrastructural Disruptions" below, the outbreak of Severe Acute Respiratory Syndrome (also known as "SARS") in Asia during the first quarter of 2003 may further extend our sales cycles. Lengthy sales cycles could cause delays in revenue growth, and result in significant fluctuations in our quarterly operating results. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the internal decision making process of the potential customer and the level of competition that we encounter in our selling activities. Additionally, since the market for outsourcing services in the Asia-Pacific region is relatively new, we believe that we will have to educate many potential customers about the use and benefits of our products and services, which can in turn prolong the sales process.

Complex implementation and integration of our services and products may impede market penetration.

         The installation and implementation of some of our services and products, including set-up across multiple countries in the Asia-Pacific region and integration with a client's systems currently in use, can be a complex, time consuming and expensive process. We anticipate that many of our clients will be large multinational corporations that will require that our products undergo substantial customization to meet their needs. These clients will also likely require that our products be integrated with existing internal legacy systems. We estimate that the installation and integration process may take three to six months, or longer in some cases, depending on the size of the client, the number of countries in which it operates, complexity of a client's operations and the configurations of its current information technology systems. The time and expense of installation and implementation may deter potential clients from purchasing our services.

Our revenues and operating results are difficult to predict and may be subject to significant fluctuations.

         We receive revenues from our outsourcing services in large part from recurring transaction-based fees. The use of each outsourcing service and the number of transactions we actually perform will vary in volume, scope and duration. In addition, some of our client contracts can be terminated by our clients on relatively short notice without cause. As a result, it is possible that expected recurring revenues may be terminated more quickly than anticipated, making them more difficult to predict.

         We believe that quarterly revenues, expenses and operating results may vary significantly in the future, that period-to-period comparisons of results of operations may not necessarily be meaningful and that, as a result, these comparisons should not be relied upon as indications of future performance. Due to these and other factors, it is possible that our operating results will be below market analysts' expectations in some future quarters, which would cause the market price of our stock to decline.

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Risks Related to Economic and Infrastructural Disruptions.

         As a provider of business process outsourcing services, our business is dependent upon the underlying businesses of our clients. Events such as the military action in Iraq or terrorist attacks similar to those conducted in the United States on September 11, 2001 and in Bali, Indonesia on October 12, 2002 could significantly slow economic growth in the Asia-Pacific region and adversely affect the businesses of our clients, thereby reducing their need or desire for our services. A significant disruption of telecommunications, transportation, mail and other infrastructure could make it difficult and more expensive for us to service our customers in a timely fashion or at all, and for our vendors and service providers to render goods and services to us. As a provider of services that focuses on providing regional solutions, we are particularly vulnerable to disruptions that inhibit travel, communication and commerce between countries. Such a disruption might also result in delays in receiving payments from clients. The outbreak of SARS in Asia in the first quarter of 2003, which has had an impact on economic growth in Asia and caused some restrictions in air travel, may have an adverse impact on our business and operations until such time as the outbreak either subsides or is brought under control. In particular, it may extend our sales cycles. Volatility and uncertainty in the world's stock markets brought about by terrorist and other disruptive events could also impair our ability to raise capital.

We are dependent on a number of vendors and service providers.

         We are dependent on a small number of vendors and service providers in delivering our services. In particular, our warranty support services for Gateway rely on arrangements with independent field service providers, parts manufacturers, warehouse providers and shipping companies. Because we currently purchase replacement parts for Gateway products in relatively small quantities, our purchasing power is minimized, which may result in higher parts prices and slower delivery times from the parts manufacturers. Although we believe that we could find alternative vendors and service providers, the transition to alternative vendors and service providers would take a significant amount of time and resources which could materially affect the delivery of our warranty support services and put us in material breach of our agreement with Gateway. In addition, the costs of purchasing parts and services from alternative vendors and service providers could be significantly higher.

We face risks associated with acquisitions, investments, strategic partnerships or other ventures.

         As part of our overall business strategy, we may pursue strategic acquisitions or investments as appropriate opportunities arise. These acquisitions or investments would be in businesses, products or technologies that would be expected to provide, supplement or complement our services, and/or provide additional industry expertise, a broader client base or an expanded geographic presence. We may not be successful in identifying suitable acquisition, investment or strategic partnership candidates. Even if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or on a timely basis, or at all. We may incur indebtedness or issue equity securities to pay for any acquisition or investment, which could have a dilutive effect on existing shareholders. Any acquisitions and investments involve other risks, such as:

  the diversion of our management's attention and other resources from other business concerns;

  expenses, delays and difficulties in assimilating and integrating the operations, technologies, products and personnel of the acquired company; not realizing the anticipated benefits of any acquisition or investment;

  paying more than the acquired company or investment is worth; the impact on our financial condition due to the timing of the acquisition or investment; the expenses of amortizing the acquired company's intangible assets and goodwill; and

  the potential for claims asserted against the acquired business.

         If any of these risks are realized, our business, financial condition and results of operations could be materially adversely affected.

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We may not be able to compete effectively against our competitors.

         We operate in a highly competitive environment. We believe that we compete primarily with the in-house operations of our current and potential clients and our greatest competitive risk is that prospective clients will choose not to outsource their technical, administrative and sales functions and instead elect to continue performing these functions internally, including consolidating their operations in one or more regional shared service centers. In addition, increasing numbers of companies are entering the business process outsourcing industry in the Asia-Pacific region. This industry is relatively new in the region and, as it develops, our competitors may better position themselves to compete in our lines of business and markets. Although, we are not aware of any other company that provides a similar, comprehensive range of business process outsourcing services to our targeted clients across multiple countries in the Asia-Pacific region, we do compete with companies that fall into two basic categories:

  Companies that provide a much narrower selection of business process outsourcing solutions on a regional or semi-regional basis, including Accenture, Automatic Data Processing, Inc., Electronic Data Systems, PCCW Limited, Scicom Data Services, SITEL Corporation and Teletech Holdings, Inc.; or

  Companies that provide a broad variety of business process outsourcing solutions, but only in one or two countries, or in multiple countries but on a country-by-country basis, rather than on a regional or semi-regional basis. There are numerous such companies in each of the major markets in the Asia-Pacific region.

         These competitors may have greater resources or more advanced technology than we do. Other competitors may emerge in the future with significantly greater financial, technical and marketing resources than we have. These competitors may be in a better position than us to develop current and future services, expand market share and offer services and products that provide significant performance, price, creative or other advantages over those offered by us.

The barriers to enter our business are low.

         There are relatively low barriers to entry into our line of business. We do not own any technologies that preclude or inhibit competitors from entering our markets. Our competitors may independently develop and patent or copyright proprietary technologies that are superior or substantially similar to our technologies. The costs to develop and provide outsourcing services can be relatively low.

We depend on our key senior management and executive officers to execute our business strategy and could be harmed by the loss of their services.

         We believe that successful management and the ability to execute our services will be critical in the success of our business. Therefore, our success depends in large part upon the continued efforts, service and performance of our senior management team and executive officers, and in particular of the following key management executives:

  Phillip Kelly, our Chairman and Chief Executive Officer;

  Dennis Smith, our Vice Chairman, Chief Financial Officer and Chief Strategy Officer;

  Braden Waverley, our President; and

  Jack Cantillon, our Chief Operating Officer.

         We depend on their services because each one of these executives has experience and in-depth knowledge regarding the development, needs, special opportunities, and challenges of our business, and the environment and business activities in our targeted markets. We have employment agreements with these key executives as well with all of our other officers and employees. The loss of the services of any of these executive officers or any of our key

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management, sales or technical personnel could have a material adverse effect on our business, financial condition and results of operations.

We have incurred debt to finance our operations.

         We have incurred debt to finance our operations. We received a $3.0 million advance from Gateway in November 2001 in connection with our provision of support services to Gateway, which is being used by Gateway to offset outstanding accounts receivable from Gateway at a monthly rate through October 2004. The balance of this advance was $1.9 million as of March 31, 2003. There is no assurance that we will have sufficient funds to completely repay this advance.

Our major shareholders are party to a stockholders agreement giving them a significant degree of control over us.

         In connection with and as a precondition to the private placement and exchange, we entered into a Stockholders Agreement dated as of October 25, 2002 with Phillip Kelly, Dennis Smith, John Cantillon, CDPQ, Quilvest, BAPEF Investments XII Ltd. ("BAPEF"), Mercantile Capital Partners I, L.P. ("MCP") and Asia Internet Investment Group I, LLC ("AIIG"). As of the date of this document, these parties in aggregate hold common stock and Series 4-A Preferred on a fully converted basis representing approximately 86% of our issued and outstanding common stock, on a fully diluted basis.

         Under the terms of the Stockholders Agreement, CDPQ, BAPEF and MCP each have a right to nominate a candidate to our Board of Directors, and we are obligated to nominate Phillip Kelly and Dennis Smith to our Board. Each of the parties to the Stockholders Agreement is obligated to use its reasonable efforts to cause these nominees to be elected or appointed, including, without limitation, voting all of their shares in favor of their election. A quorum of the board must include at least two directors that were nominated by CDPQ, BAPEF or MCP. In addition, CDPQ is entitled to nominate a member for each committee of our Board, so long as such membership would not contravene applicable securities laws, and CDPQ, BAPEF and MCP are each entitled to nominate a member of the compensation committee of our Board, so long as such membership would not contravene applicable securities laws.

         Under the Stockholders Agreement, these shareholders also have veto rights over certain corporate actions. For example, without the approval of CDPQ and at least a majority in interest of all the other shareholders that are party to the Stockholders Agreement, we may not:

  increase the size of our Board of Directors to a number of members in excess of seven;

  sell or dispose of all or substantially all of our assets or any of our assets with a book value in excess of US$250,000 in respect of any one transaction or in excess of an aggregate of US$500,000 in any one financial year;

  increase, reduce, split, consolidate (reverse split) or cancel our authorized or issued share capital, issue or grant any option over any shares or securities convertible into or exchangeable for shares of common stock (except than by redemption or to cover conversions or pursuant to our 2001 Stock Option/Stock Issuance Plan and Employee Stock Purchase Plan), or issue or grant any other option over our unissued share capital, or list our common stock on any stock exchange;

  terminate or approve the hiring or termination of our chief executive officer, chief financial officer, chief operating officer or president;

  cease any material business in which we or our subsidiaries are currently involved, materially change any of such businesses or materially engage in any business other than those businesses (we will be deemed, without limitation, to have "materially engaged" in a business if we invest more than US$250,000 in the aggregate in such business); or

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  amend the terms of the Certificate of Designations for our Series 4-A Preferred.

         Furthermore, without obtaining the approval of at least a majority vote of our Board of Directors, which must include the affirmative vote of the director nominated by CDPQ, we may not:

  borrow or raise any sum of money from any source in excess of US$5,000,000 or issue our securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions not intended primarily for equity-financing purposes;

  acquire or dispose of any interest in any other company, corporation, partnership, or business or incorporate or establish any other company, corporation, partnership or business;

  make any loan or advance or give any credit (other than trade credit) other than in the ordinary course of business;

  give any guarantee or indemnity to secure the liabilities or obligations of any person, firm or corporation exceeding in the aggregate the sum of US$5,000,000 at any one time;

  enter into any contracts above the sum of US$1,000,000 which are of a nature outside the ordinary course of business in respect of any one transaction;

  adopt or revise any proposed budget or our revolving three-year business plan;

  acquire any investment or incur any capital commitment not stated in the budget in excess of US$250,000 at any time in respect of any one transaction or in excess of US$500,000 in the aggregate in any one fiscal year;

  undertake any merger, reconstruction or liquidation exercise concerning us or any of our subsidiaries;

  grant any options or issue stock under our 2001 Stock Option/Stock Issuance Plan at an exercise or purchase price less than the price at which the Series 4-A Preferred may be converted into shares of common stock, as adjusted from time to time;

  create any mortgage, charge, lien, pledge, encumbrance or security or other interest on any of our assets or any of our subsidiaries in excess of US$5,000,000; or

  issue or sell stock, warrants or other securities or rights to persons or entities with which we have business or strategic relationships, provided such issuances are for other than primarily equity financing purposes.

Our failure to maintain our rights to use third party intellectual property could adversely affect business.

         Portions of our business are substantially dependent upon technology that we license from third parties. In particular, we rely upon third-party technologies and software for our outsourcing services, such as payroll services, customer relationship management and supply chain management. Some of these licenses require us to make recurring payments based on numbers of users or transactions. Other licenses are perpetual licenses absent material breach on our part. We also expect to need new licenses in the future as our business grows, the existing products we license become obsolete, and as technology evolves. We cannot be sure that we will be able to obtain necessary licenses on commercially reasonable terms, or at all, which could result in a material adverse effect on our business, financial condition and results of operations.

         Third parties may claim that our technology or services, including those which we have licensed from a third-party supplier, infringe their proprietary rights. Although in most cases we are indemnified by our licensor in

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the event of a claim of intellectual property infringement by a third-party, any infringement claims, even if without merit, can be time-consuming and expensive to defend. They may divert our management's attention and resources and could cause service implementation delays. In the event of a successful claim of infringement and the failure or inability of either we or our licensor to develop non-infringing technology or license the infringed or similar technology on a timely or commercially favorable basis, our business, financial condition and results of operations could be materially adversely affected.

System failures and capacity constraints could result in a reduction of demand for our services.

         Our ability to provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of our hardware, software and network infrastructure. Inadequacies in the performance and reliability of our information systems, or in the external power or communications infrastructure, could result in interruptions in the availability of some or all of our services, lower the volume of transactions or increase response times for effecting a transaction. As the majority of our operations are located in regions of Asia-Pacific where the infrastructure may not be as extensive or reliable as in the United States, we are particularly vulnerable to such disruptions. This could lead to client dissatisfaction, loss of clients and damage to our reputation, which could materially adversely affect our business, financial condition and results of operations.

         Although we have not experienced these problems in the past to a material extent, our systems and operations may be vulnerable to damage or interruption from:

  power loss, telecommunications or network failures, operator negligence, improper operation by employees, physical break-ins and other similar events;

  unauthorized access or electronic break-ins, or "hacking"; and

  computer viruses.

Breaches of our security systems could have a materially adverse impact on our business and operations.

         A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the willingness of clients to entrust their data to a third party outsourced service provider. Anyone who circumvents our security measures could misappropriate our or our clients' exclusive information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could theoretically be introduced into our systems, or those of our clients or vendors, which could disrupt our products or services, or make our systems inaccessible to clients or vendors. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of exclusive information, such as personal data and credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business could be seriously impacted if they are not prevented.

We have an incomplete disaster recovery plan.

         A significant portion of our information systems is located in our shared services center in Kuala Lumpur, Malaysia. We maintain a small back-up site, but it currently would not support our entire operations if our primary facilities became unusable, and it could take a significant amount of time to get it fully operational. We are currently assessing a more extensive disaster recovery plan. Until the plan is completed, there are risks of localized telecommunications, Internet and systems failure.

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Volatility in social, political and economic conditions in the Asia-Pacific region may adversely affect our business.

         We derive and expect to continue to derive substantially all of our revenues from services conducted in or relating to the Asia-Pacific region. Volatility in social, political and economic conditions in the region may interrupt, limit or otherwise affect our operations and services by affecting our physical operations, creating uncertainty regarding our operating climate and adversely affecting our ability to provide services.

         A downturn in general economic conditions in the Asia-Pacific region could materially adversely affect our business, financial condition and results of operations. Beginning in mid-1997, many countries in the region experienced significant economic problems. Following varying degrees of recovery in the region in 1999 and 2000, the economies in many of those countries have recently experienced declining or negative growth rates. We cannot assure you that the current economic conditions in any of these countries will improve or not deteriorate further.

We may become subject to burdensome government regulations and legal uncertainties and to claims involving foreign laws and regulations.

         We currently have employees, facilities and business operations established in Australia, Hong Kong, Japan, Malaysia, Singapore and the United States. We also anticipate having employees, facilities and operations in other countries and territories in the Asia-Pacific region and offering services in numerous countries in the region regardless of whether we have a physical presence in such countries. As a result, we are subject to the laws and the court systems of many jurisdictions. We may become subject to claims from private parties or foreign government agencies based in foreign jurisdictions for violations of their laws. International litigation is often expensive, time consuming and distracting. These claims could be particularly disruptive to our business.

         In addition, laws in these jurisdictions may be changed or new laws may be enacted in the future. Uncertainty and new laws and regulations in these jurisdictions could prevent or limit our ability to operate in certain countries, increase our costs of doing business and prevent us from providing our e-business services. Any restrictions could have a material adverse effect on our business, financial condition and results of operations.

         Furthermore, there are risks inherent in conducting business in multiple jurisdictions and internationally. These include:

  challenges in staffing and managing foreign operations;

  differing technological standards;

  employment laws and practices in different countries; and

  potentially adverse tax consequences.

Currency fluctuations could decrease our revenue or increase costs relative to our revenue.

         Historically, most of our revenue has been earned in U.S. dollars and significant portions of our expenses and liabilities have been denominated in local currencies, primarily Japanese Yen, Malaysian Ringgit, Australian Dollars, Hong Kong Dollars and Singapore Dollars. As a result, we will be subject to the effects of exchange rate fluctuations with respect to any of these currencies. We do not currently engage in currency hedging activities. Some of the countries or territories in which we currently operate or may operate in the future impose exchange controls. As a result, we may not be able to freely convert the relevant local currencies in the countries and territories in the Asia-Pacific region into U.S. dollars or freely convert U.S. dollars into the relevant local currencies. Any substantial currency fluctuation could adversely affect our business, financial condition and results of operations.

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The market for our common stock may be illiquid.

         The average daily trading volume of our registered common stock on the OTC Bulletin Board is currently less than 2,300 shares, and we have had some days with no trading. There can be no assurance that trading volumes will increase to a consistently higher level or that holders of the shares will be able to sell their shares in a timely manner or at all.

Our stock is not listed on a major stock market.

         Our common stock was delisted from the Nasdaq National Market System on December 21, 2001 following Nasdaq's determination that our acquisition of substantially all of the assets of NetCel360 constituted a reverse merger under Nasdaq's Marketplace Rules. In order to regain our Nasdaq listing, we will be required to submit a new listing application and meet all initial Nasdaq national market listing criteria, subject to Nasdaq's approval. We do not currently meet all of these listing requirements. Our common stock currently trades only on Nasdaq's OTC Bulletin Board. While the listing of our stock does not have a direct effect on our operations, it has an effect on the perception of our company among potential investors, may adversely affect the liquidity of our shares and can have an effect on our ability to raise additional funds.

Substantial costs of any securities litigation could divert our limited resources.

         We could become a target of securities litigation based upon the volatility of our stock in the marketplace. Litigation of this type could result in substantial costs and divert management's attention and resources. Over the past three years, our stock has declined steeply from as high as $1,700.00 per share to as low as $0.50 per share (in each case as adjusted to reflect our 20-to-1 reverse stock split which was effected on November 20, 2002), and as of March 31, 2003 the closing price of our common stock was $0.53 per share. Public companies suffering this much stock price volatility are often sued by their shareholders.

Outstanding convertible preferred stock, warrants and options could result in potential dilution and an adverse impact on additional financing.

         As of March 31, 2003, if all of our outstanding warrants and options were converted into common stock, and if all currently outstanding convertible preferred stock were converted in accordance with the anti-dilution features of those securities, we estimate that over 21.8 million shares of common stock would be outstanding. In addition, our stock option/stock issuance plan permits us to issue a number of shares of common stock equal to 20% of the total shares of common stock outstanding at the time the calculation is made (including, on an as-converted basis, all convertible preferred stock, warrants, options and other convertible securities that are exercisable).

         To the extent that such convertible preferred stock, warrants and options are exercised, substantial dilution of the interests of our common shareholders could result and the market price of our common stock could be materially adversely affected. For the life of the convertible preferred stock, warrants and options, the holders will have the opportunity to profit from a rise in the price of the common stock. The existence of the convertible preferred stock, warrants and options is likely to affect materially and adversely the terms on which we can obtain additional financing and the holders of the convertible preferred stock, warrants and options can be expected to exercise them at a time when we would otherwise, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by the convertible preferred stock, warrants and options.

Additional shares will be eligible for future sale in the public market.

         Sales of substantial amounts of our common stock in the public market after this offering could adversely affect prevailing market prices for the common stock. The shares of common stock offered hereby will be freely tradeable without restriction in the public market.

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SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

         The following selected and summary consolidated financial data is derived from our audited financial statements for the years ended January 1, 2003, 2002, 2001, 2000 and 1999. The following information is only a summary and you should read it in conjunction with our financial statements and notes thereto, which are incorporated by reference into this prospectus and attached hereto. In August 2002, our shareholders approved a 20-to-1 reverse stock split that became effective on November 20, 2002. All common stock and per share common stock information has been adjusted to reflect the reverse stock split.

	January 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)

Statement of Operations Data:
Revenue	$ 26,546	$ 12,712	$ 35	$ 4	$ 61
Operating expenses	29,296	29,425	27,778	5,153	1,562
Loss from operations	(2,750)	(16,713)	(27,743)	(5,149)	(1,502)
Extraordinary item - loss on extinguishment of debt	(6,838)	(340)	-	-	-
Net loss	(11,827)	(20,444)	(27,599)	(5,523)	(1,762)
Basic and diluted weighted average number of common shares outstanding	1,734	1,080	801	697	526

Basic and diluted net profit (loss) per share available to common shareholders:
Profit (loss) before extraordinary item	$ 0.89	$ (20.56)	$ (52.55)	$ (7.92)	$ (3.40)
Extraordinary item	$ (3.95)	$ (0.31)	$ -	$ -	$ -
Net loss	$ (3.06)	$ (20.87)	$ (52.55)	$ (7.92)	$ (3.40)

	January 31,
	2003	2002	2001	2000	1999
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$ 11,152	$ 4,753	$ 5,360	$ 5,124	$ 60
Property and equipment, net	4,974	7,232	932	223	23
Total assets	20,137	16,439	11,261	5,540	1,116
Current liabilities	5,696	6,222	911	6,501	984
Long-term liabilities	900	2,365	---	---	3
Non-redeemable preferred stock	5,368	11,223	14,229	---	---
Redeemable preferred stock	2,728	---	---	---	---
Stockholder's equity (deficit)	5,445	(3,371)	(3,879)	(961)	129

PRICE RANGE OF OUR COMMON STOCK

         Our common stock was quoted on the Nasdaq National Market until December 21, 2001, and is now quoted on the OTC Bulletin Board under the symbol "VSCE". The following table presents, for the periods indicated, the high and low bid prices per share of our common stock. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. All prices have been adjusted to reflect our 20-to-1 reverse stock split which was effected on November 20, 2002.

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	High	Low
Fiscal Year Ended January 31, 2004:
First Quarter	$ 2.01	$ 0.50
Fiscal Year Ended January 31, 2003:
Fourth Quarter	$ 3.75	$ 1.01
Third Quarter	3.20	2.00
Second Quarter	7.40	2.40
First Quarter	8.80	2.80
Fiscal Year Ended January 31, 2002:
Fourth Quarter	$ 8.80	$ 2.00
Third Quarter	11.60	1.60
Second Quarter	12.00	3.40
First Quarter	45.60	2.40

         On May 14, 2003, the last reported sale price of our common stock on the OTC Bulletin Board was $1.15. As of March 31, 2003, there were 907 holders of record of our common stock.

DESCRIPTION OF TRANSACTIONS UNDERLYING SECURITIES BEING REGISTERED

Series 2-A Preferred Stock and Warrants

         During the period from August 28, 2000 to September 18, 2000, we sold 1,672,328 shares of Series 2-A convertible preferred stock, referred to herein as Series 2-A Preferred, with an initial conversion price of $6.41 per share, to twenty five accredited investors in a private placement and received $10,719,623 less offering costs. Each purchaser also received a warrant to purchase common stock at an initial exercise price of $6.41 per share, with a five-year term ending on September 17, 2005. As a result of subsequent adjustments and our stock split, the Series 2-A Preferred and warrants have a conversion price or exercise price of $14.20. An aggregate of 145,549 (as adjusted for subsequent events and our stock split) Series 2-A Preferred warrants were issued. In addition and in connection with the sales of the Series 2-A Preferred, we also issued warrants to purchase an aggregate of 7,245 (as adjusted for our stock split) shares of common stock at initial exercise prices ranging from $6.41 to $6.69 as additional finder's fees, commissions and other services in connection with the offering. We are obligated to register the shares of common stock underlying the Series 2-A Preferred and the warrants held by the holders of the Series 2-A Preferred. The Series 2-A Preferred purchasers included Reza and Mohammed Beshid, Crestview Capital Fund, L.P., Denmore Investments Ltd., Double 12 Ltd., Diane Edelson, Fidelity National Title Insurance Company of New York, Stuart G. Gauld, Kave Khosrowshahi, Martin A. Cooper Defined Benefit Pension Plan, Mercantile Capital Partners I, L.P., MGN Opportunity Group LLC, Millenium Depot, LLC, Ali R. Moghaddami, Bruce Nakfoor, William David O'Brien, William J. O'Brien, Peconic Fund, Ltd., PPM America Private Equity Fund, L.P., Jorge and Lucille Ragde, Jorge and Jennifer Ragde, RLA 1993 Trust, Stonehill Partners, L.P., The Mabinogi LLC, Qwest Investment Company and Sandford Waddell. Each of these purchasers is a selling shareholder under this prospectus.

USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares offered hereunder by the selling shareholders. The offering is made to fulfill our contractual obligations to the selling shareholders to register certain shares held by them. We will use the proceeds from the exercise of the warrants described in this prospectus for working capital purposes.

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SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2003, by each of the selling shareholders whose shares are being registered in this registration statement. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to the shares of common stock, except to the extent authority is shared by spouses under applicable law.

         The information included in the following table is based upon information provided by the selling shareholders. Because the selling shareholders may convert a portion of their Series 2-A Preferred and exercise their warrants and offer all, some or none of the common stock, no definitive estimate can be provided as to the aggregate number of shares that may actually be sold by any selling shareholder or that may be subsequently owned by any selling shareholder. Accordingly, the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

         The information included in the following table assumes that the conversion price of the Series 2- A Preferred is $14.20 and that no adjustments to this conversion price will occur after the date of this prospectus as the result of any anti-dilution or recapitalization provisions being triggered. The information in the following table reflects the 20 to 1 reverse stock split which became effective on November 20, 2002. Unless set forth below, none of the selling shareholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

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"Selling Shareholders" (as of March 31, 2003)

	Common Stock Beneficially Owned on March 31, 2003 (1)
Selling Shareholder Name	Before Offering	Shares Offered	After Offering	Fully Diluted Percentage After Offer

Beshid, Reza and Mohammed, JTWROS (2) (3)	24,320	24,320	0	*
Crestview Capital Fund, L.P. (4)	116,263	65,013	51,250	*
Denmore Investments Ltd. (2) (5)	44,453	926	43,527	*
Double 12 Ltd. (6)	17,606	3,768	13,838	*
Edelson, Diane (2) (7)	1,147	1,147	0	*
Fidelity National Title Insurance Company of New York (2) (8)	82,532	1,532	81,000	*
Gauld, Stuart (2) (9)	25,266	25,266	0	*
Khosrowshahi, Kave (2) (10)	1,911	1,911	0	*
Jefferies & Company, Inc. (11)	65,790	2,599	63,191	*
Martin A. Cooper Defined Benefit Pension Plan (2) (12)	19,121	19,121	0	*
Mercantile Capital Partners I, L.P.(2) (13)	3,411,516	24,516	3,387,000	*
MGN Opportunity Group LLC (2) (14)	81,067	81,067	0	*
Millenium Depot, LLC (15)	3,768	3,768	0	*
Moghaddami, Ali R. (2) (16)	1,911	1,911	0	*
Nakfoor, Bruce (2) (17)	165,064	3,064	162,000	*
O'Brien, William David (2) (18)	64,853	64,853	0	*
O'Brien William J. (2) (19)	126,338	126,338	0	*
Oscar Investment Fund (2), (20)	145,922	145,922	0	*
Oscar Opportunistic Offshore Fund Limited (2) (21)	613	613	0	*
Peconic Fund, Ltd. (2) (22)	19,121	19,121	0	*
PPM America Private Equity Fund, L.P. (2) (23)	54,363	20,007	34,286	*
Qwest Investment Company (24)	73,527	30,000	43,527	*
Ragde, Jorge and Lucille (4) (25)	8,014	4,588	3,426	*
Ragde, Jorge and Jennifer (4) (26)	92	92	0	*
RLA 1993 Trust (2) (27)	113,881	101,069	12,812	*
Stonehill Partners, L.P. (2) (28)	162,135	162,135	0	*
The Mabinogi LLC (2) (29)	30,977	30,977	0	*
Waddell, Sandford (2) (3)	40,766	766	40,000	*

___________________
  *Less than 1.0%

(1)	Based on a total of 21,826,746 shares of common stock outstanding on a fully-diluted basis as of March 31, 2003, which includes shares of common stock issuable upon the conversion of our outstanding preferred securities and shares of common stock issuable upon the exercise of stock option and warrants that are exercisable within 60 days of March 31, 2003. Does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with the private placement we closed in October 2002, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have not occurred.
(2)	Each Series 2-A Preferred warrant has an exercise price of $14.20, following subsequent reductions of the exercise price from the initial $6.41 per share and as adjusted for the stock split, and is exercisable until September 17, 2005.
(3)	Includes 23,401 shares of common stock issued following the conversion of 23,401 shares of Series 2-A Preferred and 919 shares issuable upon the exercise of a Series 2-A Preferred warrant.

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(4)	These shares are beneficially owned by Richard Levy and Stewart Flink. These shares include (a) 59,804 shares of common stock issuable upon conversion of 132,605 shares of Series 2-A Preferred and (b) 5,209 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 51,250 shares of common stock issuable upon exercise of Series B warrants, which shares are being registered on a separate registration statement.
(5)	Includes 852 shares of common stock issuable upon the conversion of 1,891 shares of Series 2-A Preferred and 74 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 43,527 shares of common stock issuable upon conversion of 115,151 shares of Series 1-A convertible preferred stock.
(6)	Includes 3,768 shares of common stock issuable upon the exercise of warrants at an exercise price of $50.00 per share with an expiration date of May 10, 2005. Double 12 Ltd. was a consultant to us. Also includes 9,192 shares of common stock held by Kimberly Norton, a principal of Double 12 Ltd., and 4,646 shares of common stock issuable upon exercise of warrants held by Octane Partners LLC, a consulting firm in which Ms. Norton is a member.
(7)	Includes 1,055 shares of common stock issuable upon the conversion of 2,340 shares of Series 2-A Preferred and 92 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Mrs. Edelson is the mother of I. Steven Edelson, a member of our Board of Directors.
(8)	Includes 1,532 shares of common stock issuable upon exercise of Series 2-A Preferred warrants. Also includes 81,000 shares of common stock issuable upon conversion of 81 shares of Series 4-A Preferred, which shares are being registered on a separate registration statement.
(9)	Includes 24,960 shares of common stock issued following the conversion of 7,800 shares of Series 2-A Preferred and 306 shares of common stock issuable upon the exercise of Series 2-A warrants.
(10)	Includes 1,758 shares of common stock issuable upon the conversion of 3,900 shares of Series 2-A Preferred and 153 shares of common stock issuable upon the exercise of Series 2-A warrants.
(11)	Includes 2,599 shares of common stock issuable upon exercise of a warrant with an exercise price of $133.80 which is exercisable until September 17, 2005. Also includes 53,191 shares of common stock issuable upon the conversion of 140,718 shares of Series 1-A convertible preferred stock. Jefferies & Company Inc. subsequently transferred certain of its shares of Series 1-A convertible preferred stock to Jefferies Employees Merchant Banking Fund LLC, Jefferies Investors II LLC, David Wachter, Susan Lacerra & Steven Tingey Jt. Ten, Mark Carmen & Allison Carmen Jt. Ten, Eddie Sugar, David K. J. Atkinson, George B. Rogers, Ezra Lightman and Richard Nevins & Sharon Nevins Jt Ten, William Q. Derrough and Thane W. Carlston, affiliates of Jefferies. Also includes 10,000 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00 which is exercisable until July 5, 2006.
(12)	Includes 17,589 shares of common stock issuable upon the conversion of 39,002 shares of Series 2-A Preferred and 1,532 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(13)	Includes 24,516 shares of common stock issuable upon exercise of a Series 2-A Preferred warrant. Also includes 3,387,000 shares of common stock issuable upon conversion of 3,387 shares of Series 4-A Preferred, which shares are being registered on a separate registration statement. These shares are also beneficially owned by (a) Mercantile Capital Group, LLC ("MCG"), the general partner of MCP, (b) Mercantile Capital Management Corp. ("MCM"), a manager of MCG, (c) Michael A. Reinsdorf, a member of MCP and a member of the Investment Committee of MCM, and (d) I. Steven Edelson, a member of our Board of Directors. Mr. Edelson is (a) a managing member of Mercantile Equity Partners III, LLC ("MEP, LLC"), and a trustee of the Edelson Family Trust dated September 17, 1997, which is also a managing member of MEP, LLC, (b) a member of MCG, and (c) a member of the Investment Committee of MCM. Mr. Edelson is also a managing member of MA, LLC. MA, LLC is the general partner of Mercantile Asia Investors, L.P., which is the managing member of Asia Investors Group, LLC, which is the general partner

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of AIG, LP, which is the managing member of AIIG. The foregoing beneficial ownership was reported in an Amended Schedule 13D filed with the SEC on October 25, 2002.
(14)	Includes 78,003 shares of common stock issued following the conversion of 78,003 shares of Series 2-A Preferred and 3,064 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(15)	Includes 3,768 shares of common stock issuable upon the exercise of warrants at an exercise price of $50.00 per share with an expiration of May 10, 2005. Millennium Depot, LLC was a consultant to us.
(16)	Includes 1,758 shares of common stock issuable upon the conversion of 3,900 shares of Series 2-A Preferred and 153 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(17)	Includes 3,064 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 162,000 shares of common stock issuable upon conversion of 162 shares of Series 4-A Preferred, which shares are being registered on a separate registration statement.
(18)	Includes 62,402 shares of common stock issued following the conversion of 62,402 shares of Series 2-A Preferred and 2,451 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Mr. O'Brien is a former employee.
(19)	Includes 124,806 shares of common stock issued following the conversion of 39,002 shares of Series 2-A Preferred and 1,532 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(20)	Includes 140,406 shares of common stock issued following the conversion of 140,406 shares of Series 2-A Preferred and 5,516 shares of common stock issuable upon the exercise of Series 2-A warrants.
(21)	Includes 613 shares of common stock issuable upon the exercise of Series 2-A warrants. 15,600 shares of Series 2-A Preferred were converted into 15,600 shares of common stock and have been sold.
(22)	Includes 17,589 shares of common stock issuable upon the conversion of 39,002 shares of Series 2-A Preferred and 1,532 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(23)	Includes 18,469 shares of common stock issuable upon the conversion of 40,952 shares of Series 2-A Preferred and 1,608 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 34,286 shares of common stock issuable upon the conversion of 90,705 shares of Series 1-A convertible preferred stock held by PPM America.
(24)	Includes 30,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $100.00 per share with an expiration of January 26, 2003 and 43,527 shares of common stock issuable upon conversion of 115,151 shares of Series 1-A cumulative preferred stock held by Qwest Investments. Qwest (formerly U.S. West, Inc.) is a former strategic partner.
(25)	Includes 4,221 shares of common stock issuable upon the conversion of 9,360 shares of Series 2-A Preferred and 367 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 3,426 shares of common stock issuable upon the conversion of 8,994 shares of Series 1-A convertible preferred stock held by Jorge and Lucille Ragde.
(26)	Consists of 92 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. 2,340 shares of Series 2-A Preferred were converted into 2,340 shares of common stock and have been sold.
(27)	Includes 99,843 shares of common stock issuable upon the conversion of 31,201 shares of Series 2-A Preferred and 1,226 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 12,812 shares of common stock issuable upon exercise of Series B warrants, which shares are being registered on a separate registration statement.

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(28)	Includes 156,006 shares of common stock issued following the conversion of 156,006 shares of Series 2-A Preferred and 6,129 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(29)	Includes 28,495 shares of common stock issuable upon the conversion of 63,183 shares of Series 2-A Preferred and 2,482 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants.
(30)	Includes 766 shares of common stock issuable upon the exercise of Series 2-A Preferred warrants. Also includes 40,000 shares of common stock issuable upon conversion of 40 shares of Series 4-A Preferred. Mr. Waddell is a former employee.

PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this prospectus on behalf of the selling shareholders. The shares may be offered and sold by the selling shareholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by a selling shareholder or by a purchaser of the shares on whose behalf such broker-dealer may act as agent. Sales and transfers of the shares may be effected from time to time in one or more transactions, in private or public transactions, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. Any or all of the shares may be sold from time to time by means of (a) a block trade, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer into the public market in any manner permitted by the selling shareholders under this prospectus; (c) ordinary brokerage transactions (which may include long or short sales) in which the broker solicits purchasers or executes unsolicited orders; (d) the writing (sale) or settlement of non-traded put or call option contracts and by means of the establishment or settlement of other hedging transactions, including forward sale transactions; (e) the pledging of the shares as collateral to a broker/dealer or other pledgee to secure loans, credit or other financing arrangements or obligations and, upon any subsequent default, the disposition of the pledged shares; and (f) any other legally available means. In addition, the selling shareholders may loan their shares to broker/dealers who are counterparties to hedging transactions and such broker/dealers may sell the borrowed shares into the public market.

         In certain states the shares of common stock being registered herein may be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

         To the extent required with respect to a particular offer or sale of the shares, a prospectus supplement will be filed pursuant to Section 424(b)(3) of the Securities Act and will accompany this prospectus, to disclose (a) the number of shares to be sold, (b) the purchase price, (c) the name of any broker, dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses, and (d) any other relevant information.

         In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with these transactions, brokers, dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. To the extent permitted by applicable law, the selling shareholders also may sell the shares short and redeliver the shares to close out any short positions.

         The selling shareholders and any broker-dealers who participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling shareholders that Regulation M, promulgated under the Securities Exchange Act of 1934, as amended, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain

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liabilities, including liabilities arising under the Securities Act. The aggregate net proceeds to the selling shareholders from the sale of the shares will be the purchase price of the shares less any discounts, concessions or commissions.

         The selling shareholders are acting independently of the company in making decisions with respect to the timing, price, manner and size of each sale. No broker, dealer or agent has been engaged by us in connection with the distribution of the shares. There is no assurance, therefore, that the selling shareholders will sell any or all of the shares.

         The shares covered by this prospectus may qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder, and may be sold pursuant to these provisions rather than pursuant to this prospectus.

         We will not receive any proceeds from the sale of the shares covered by this prospectus and have agreed to pay all of the expenses incident to the registration of the shares, other than discounts and selling concessions or commissions, if any, and fees and expenses of counsel for the selling shareholders, if any.

DESCRIPTION OF CAPITAL STOCK

Common Stock

         Our Certificate of Incorporation currently authorizes 505,000,000 shares, 500,000,000 of which is common stock with a par value of $0.01, and 5,000,000 of which is preferred stock with a par value of $0.01. The preferred stock is divided into series. The Series 1-A convertible preferred stock, referred to herein as the Series 1-A Preferred, consists of 2,802,000 shares, the Series 2-A Preferred, consists of 1,672,328 shares, the Series 3-A Preferred consists of 500,000 shares and the Series 4-A Preferred consists of 25,000 shares. As of March 31, 2003, there were issued and outstanding 1,863,087 shares of common stock, 1,275,955 shares of Series 1-A Preferred, 367,336 shares of Series 2-A Preferred, 0 shares of Series 3-A Preferred and 17,364 shares of Series 4-A Preferred, without giving effect to the exercise of warrants or options.

         The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. The holders of our Series 1-A Preferred, Series 2-A Preferred, Series 3-A Preferred and Series 4-A Preferred are entitled to one vote for each share of common stock into which such shares of preferred stock held of record may be converted on each matter submitted to a vote of shareholders. Our charter documents do not provide for cumulative voting in the election of directors.

         Holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, validly issued, fully paid and nonassessable.

Preferred Stock

         The information included below assumes that there will be no change to the conversion price of the Series 1-A Preferred, Series 2-A Preferred, Series 3-A Preferred and Series 4-A Preferred, which are currently $6.60 per share, $14.20 per share, $2.00 per share and $2.00 per share, respectively.

         Each share of Series 1-A Preferred and Series 2-A Preferred is convertible into 0.378 shares of common stock and 0.451 shares of common stock, respectively. Each share of Series 3-A Preferred is convertible into that number of shares of common stock equal to the number of Series 3-A Preferred being converted multiplied by $60.00, and then divided by $2.00. The conversion price of the Series 3-A Preferred is subject to adjustment upon the occurrence of certain events, including stock splits and combinations, certain dividends and distributions, recapitalization, reclassification or exchange, reorganization, merger, consolidation or sale of assets, or sale of

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shares or securities convertible into shares at a price below the conversion price then in effect. The Series 4-A Preferred is convertible at the option of the holder into such number of shares of our common stock as determined by multiplying the number of shares of Series 4-A Preferred by $2,000 and then dividing such amount by the conversion price, which is initially $2.00 per share. The conversion price may be adjusted as described in connection with our Series 3-A Preferred.

         The voting rights of the holders of the Series 1-A Preferred, Series 2-A Preferred, Series 3-A Preferred and Series 4-A Preferred are discussed above under "-Common Stock."

         Holders of our Series 1-A Preferred are entitled to noncumulative dividends, if declared by the Board of Directors, of $0.20 per share annually. Holders of the Series 2-A Preferred are entitled to noncumulative dividends, if declared by the Board of Directors, in an amount equal to 8% of the price originally paid for each share of Series 2-A Preferred ($0.51 per share as of February 1, 2003 based on the original purchase price of $6.41 per share, as may be adjusted for stock splits, stock dividends, combinations and the like). Holders of the Series 3-A Preferred are entitled to cumulative dividends, if declared by the Board of Directors, in an amount equal to 10% of the price originally paid for each share of Series 3-A Preferred ($6.00 per share as of February 1, 2003 based on the original purchase price of $60 per share, as may be adjusted for stock splits, stock dividends, combinations and the like). Holders of the Series 4-A Preferred are entitled to noncumulative dividends, if declared by the Board of Directors, in an amount equal to any dividend, whether in cash or other assets (other than solely in additional shares of common stock) to the same extent as if such holders' shares of Series 4-A Preferred had been converted into common stock. No dividend may be declared and paid upon shares of our common stock in any fiscal year unless dividends on all such preferred stock have been paid or declared and set aside for payment to holders of our preferred stock for such fiscal year. We currently intend to retain all future earnings to finance future growth and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future.

         In the event of our liquidation or dissolution, the holders of the Series 1-A Preferred shall be entitled to receive a preference amount for each outstanding share equal to $2.50 plus declared but unpaid dividends, and the holders of the Series 2-A Preferred shall be entitled to receive a preference amount for each outstanding share equal to $6.41 plus declared but unpaid dividends. The holders of the Series 1-A Preferred and the Series 2-A Preferred are entitled to receive such amounts prior and in preference to any distribution to holders of the common stock, and have the same priority with respect to each other. In the event of our liquidation or dissolution, the holders of the Series 3-A Preferred shall be entitled to receive, after distribution of all amounts due to holders of the Series 1-A Preferred and Series 2-A Preferred, and prior and in preference to holders of the common stock, a preference amount for each outstanding share equal to three times the original issue price for the Series 3-A preferred plus declared but unpaid dividends. In the event of our liquidation or dissolution, either voluntary or involuntary, the holders of our Series 4-A Preferred shall be entitled to receive, after distribution of all amounts due to the holders of our Series 1-A Preferred, Series 2-A Preferred and Series 3-A Preferred but prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common stock, a preference amount. The preference amount per share of Series 4-A Preferred is equal to the sum of (a) the original issue price, which initially is $2,000 (as adjusted for stock splits, stock dividends, combinations and the like), plus (b) an amount equal to all declared but unpaid dividends on such share, if any, but only to the extent of our retained earnings. A liquidation, dissolution or winding up of our company is deemed to include the acquisition of our company or a sale of all or substantially all of our assets, unless, in each case, our shareholders immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold a majority of the voting power of the surviving or acquiring entity.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

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         The following documents previously filed with the SEC by Vsource (SEC File No. 000-30326) are hereby incorporated by reference into this prospectus:

1.	Our Annual Report on Form 10-K for the year ended January 31, 2003, as filed with the SEC on April 17, 2003; and
2.	Our Current Report on Form 8-K filed with the SEC on April 28, 2003.

        If you would like a copy of these documents sent at no cost to you, please write or call us at:

Vsource, Inc.
16895 West Bernardo Drive, Suite 250
San Diego, California 92127
Telephone: (858) 618-5884

         This prospectus is accompanied by a copy of our latest annual report on Form 10-K. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear in the Form 10-K and the documents referred to above as incorporated herein by reference. You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

         We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

WHERE YOU CAN FIND MORE INFORMATION

         We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http:/www.sec.gov.

         This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

         Following is our estimate of expenses of the offering, all of which shall be paid by us:

Registration Fees	$ 5,381.47
Printing Costs	2,500.00*
Legal Fees and Costs	130,000.00*
Accounting Fees and Costs	120,000.00*
TOTAL	$ 257,881.47
* Estimated

Item 15. Indemnification of Directors and Officers

         The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors, officers, employees and agents for breach of fiduciary duty of care, subject to certain limitations. Our certificate of incorporation provides that our directors and officers shall not be liable to us or our shareholders for monetary damages arising from a breach of fiduciary duty owed by such director or officer, as applicable, except for liability (1) for any breach of a director's or officer's duty of loyalty to us or our shareholders, (2) for intentional misconduct, fraud or a knowing violation of law, under Section 174 of the General Corporation Law of the State of Delaware or (3) for a transaction from which the officer or director derived an improper personal benefit. Our bylaws provide for the indemnification of our directors, officers, employees and agents to the extent permitted by the Delaware General Corporation Law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Each holder of the Series 2-A Preferred and Series 4-A Preferred has agreed to indemnify us from any liability for any untrue statement or any omission in this registration statement caused by the holder. We have agreed to indemnify each holder of the Series 2-A Preferred and Series 4 -A Preferred from any liability for any untrue statement or omission in this registration statement, excluding any untrue statement or omission caused by the holder of the Series 2-A Preferred and Series 4-A Preferred. If the indemnification provisions are held to be invalid, each holder and we have agreed to contribute payment to the other to cover any liability intended to be covered by the indemnification provisions.

Item 16.     Exhibits

Exhibit No.	Description
4.1(*)	Certificate of Designations of Series 2-A Convertible Preferred Stock incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K filed with the SEC on November 14, 2000 (SEC File No 000-30326)
4.2(*)	Certificate of Designation of Series 3-A Convertible Preferred Stock incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K as filed with the SEC on July 2, 2001 (SEC File No. 000-30326)

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4.3(*)	Convertible Note Purchase Agreement, dated June 25, 2001, among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd., and the Purchasers named therein (incorporated herein by reference to Exhibit 4.4 of the July 2, 2001 Form 8-K)

4.4(*)	Exchangeable Note and Warrant Purchase Agreement, dated as of July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd and the Purchasers named therein, and form of Exchangeable Promissory Note (incorporated herein by reference to Exhibit 4.7 to the registrant's Quarterly Report on Form 10-Q for the period ending July 31, 2001)

4.5(*)	Exchangeable Note and Warrant Purchase Agreement, dated January 28, 2002, by and among Vsource, Inc., Vsource (CI) Ltd, Vsource (Malaysia) Sdn Bhd, and the Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on February 6, 2002)
4.6(*)	Certificate of Designation of Series 4-A Convertible Preferred Stock incorporated herein by reference to Exhibit 3.1 to Registrant's Form 8-K as filed with the SEC on October 28, 2002.
4.7(*)	Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, by and among Vsource, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 4.1 of the Registrant's Report on Form 8-K, filed October 28, 2002)
4.8(*)	Convertible Securities Exchange Agreement, dated October 23, 2002, by and among the security holders set forth therein and Vsource, Inc. (incorporated by reference to Exhibit 4.5 of the Registrant's Report on Form 8-K, filed October 28, 2002)
5.1	Opinion of Silver, Freedman & Taff, L.L.P.

23.1	Consent of Independent Certified Public Accountants, Grant Thornton LLP
23.2	Consent of Independent Public Accountants, PricewaterhouseCoopers

______________
* Previously filed with Securities and Exchange Commission.

Item 17.     Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Vsource pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Vsource in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

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(2)	That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

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SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for the filing on Form S-2 and has duly caused this Post-Effective Amendment No. 1 on Form S-2 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on May 20, 2003.

VSOURCE, INC.
By:	/s/ Phillip E. Kelly Phillip E. Kelly Chief Executive Officer (Principal Executive Officer)

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of the Registrant whose signature appears below hereby appoints Phillip E. Kelly and Dennis M. Smith, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-2, and any Registration Statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Signature	Title	Date

/s/ Phillip E. Kelly Phillip E. Kelly	Chairman of the Board and Chief Executive Officer	May 20, 2003

/s/ Dennis M. Smith Dennis M. Smith	Vice Chairman of the Board, Chief Financial Officer and Chief Strategy Officer (Principal Financial Officer)	May 20, 2003

/s/ John Wright John Wright	Vice President (Principal Accounting Officer)	May 20, 2003

I. Steven Edelson	Director

/s/ Jean Salata Jean Salata	Director	May 20, 2003

/s/ Robert N. Schwartz Robert N. Schwartz	Director	May 20, 2003

/s/ Bruno Seghin Bruno Seghin	Director	May 20, 2003

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INDEX TO EXHIBITS

Exhibit No.	Description
4.1(*)	Certificate of Designations of Series 2-A Convertible Preferred Stock incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K filed with the SEC on November 14, 2000 (SEC File No 000-30326)
4.2(*)	Certificate of Designation of Series 3-A Convertible Preferred Stock incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K as filed with the SEC on July 2, 2001 (SEC File No. 000-30326)
4.3(*)	Convertible Note Purchase Agreement, dated June 25, 2001, among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd., and the Purchasers named therein (incorporated herein by reference to Exhibit 4.4 of the July 2, 2001 Form 8-K)

4.4(*)	Exchangeable Note and Warrant Purchase Agreement, dated as of July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd., NetCel360 Sdn Bhd and the Purchasers named therein, and form of Exchangeable Promissory Note (incorporated herein by reference to Exhibit 4.7 to the registrant's Quarterly Report on Form 10-Q for the period ending July 31, 2001)

4.5(*)	Exchangeable Note and Warrant Purchase Agreement, dated January 28, 2002, by and among Vsource, Inc., Vsource (CI) Ltd, Vsource (Malaysia) Sdn Bhd, and the Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on February 6, 2002)
4.6(*)	Certificate of Designation of Series 4-A Convertible Preferred Stock incorporated herein by reference to Exhibit 3.1 to Registrant's Form 8-K as filed with the SEC on October 28, 2002.
4.7(*)	Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, by and among Vsource, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 4.1 of the Registrant's Report on Form 8-K, filed October 28, 2002)
4.8(*)	Convertible Securities Exchange Agreement, dated October 23, 2002, by and among the security holders set forth therein and Vsource, Inc. (incorporated by reference to Exhibit 4.5 of the Registrant's Report on Form 8-K, filed October 28, 2002)
5.1	Opinion of Silver, Freedman & Taff, L.L.P.

23.1	Consent of Independent Certified Public Accountants, Grant Thornton LLP
23.2	Consent of Independent Public Accountants, PricewaterhouseCoopers

        * Previously filed with Securities and Exchange Commission.